October 11, 2006

Filed pursuant to Rule 433

Registration No. 333-121363

Final Term Sheet

USD 3,000,000,000 4.875% Global Notes due 2009

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 3,000,000,000

Denomination:	USD 1,000

Maturity:	October 19, 2009

Redemption Amount:	100%

Interest Rate:	4.875% per annum, payable semi-annually in arrears

Date of Pricing:	October 11, 2006

Closing Date:	October 18, 2006

Interest Payment Dates:	April 19 and October 19 in each year

First Interest Payment Date:	April 19, 2007

Interest Payable on First Payment Date:	USD 73,531,250.00 (from and including October 18, 2006, to but excluding April 19, 2007)

Currency of Payments:	USD

Price to Public/Issue Price:	99.716%

Underwriting Commissions:	0.075%

Proceeds to KfW:	99.641%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German Law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

CUSIP:	500769BW3

ISIN:	US500769BW35

Ratings of the Issuer:	AAA by Standard & Poor’s Rating Services, Aaa by Moody’s Investor Services Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	Merrill Lynch International
Morgan Stanley & Co. International Limited
UBS Limited

Co-Lead Managers:	Banc of America Securities Limited
BNP Paribas
Citigroup Global Markets Limited
Credit Suisse Securities (Europe) Limited
HSBC Bank plc
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)
Royal Bank of Canada Europe Limited
The Royal Bank of Scotland plc
The Toronto-Dominion Bank

Stabilization Manager:	UBS Limited

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Certain information on the notes is available under the following links: http://www.sec.gov/Archives/edgar/data/821533/000132693206000203/w01322exv7wg.htm#101 and http://www.sec.gov/Archives/edgar/data/821533/000132693206000258/f01354exv8wh.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000115697306000021/f01146b5e424b5.htm#301. Alternatively, any manager participating in the offering will arrange to send you the prospectus, which you may request by calling toll-free 1-888-722-9555, extension 1088.

[1]	A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.